UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE TO-C
                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            LITTLE SWITZERLAND, INC.
                       (Name of Subject Company (Issuer))

                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                                   TSAC CORP.
                       (Name of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   537528-10-1
                      (CUSIP Number of Class of Securities)

                                Patrick B. Dorsey
              Senior Vice President, Secretary and General Counsel
                                  Tiffany & Co.
                               600 Madison Avenue
                               New York, NY 10022
                                 (212) 230-5320
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                                Steven R. Finley
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE
================================================================================

 Transaction Valuation                           Amount of Filing Fee
--------------------------------------------------------------------------------
        N/A                                            N/A
================================================================================

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      N/A                 Filing Party:            N/A

Form or Registration No.:    N/A                 Date Filed:              N/A

     |X|  Check  the  box  if  the   filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Tiffany & Co. Announces Intent to Acquire Outstanding Shares of Little Switzerland, Inc.

     New York, NY, August , 2002 - Tiffany & Co. (NYSE: TIF), announced today that its wholly owned subsidiary, TSAC Corp., has entered into a stock purchase agreement with Seymour Holtzman and certain of his affiliates, including Jewelcor Management, Inc., to purchase their shares of the common stock of Little Switzerland, Inc. (OTCBB: LSVI.OB), representing approximately 12% of the outstanding Little Switzerland common stock, at $2.40 per share. Tiffany currently beneficially owns approximately 45% of Little Switzerland's outstanding common stock. The stock purchase agreement contemplates that TSAC Corp. promptly will commence a cash tender offer to acquire the balance of the outstanding shares of Little Switzerland's common stock at $2.40 per share. The stock purchase agreement will be subject to conditions identical to the conditions of the tender offer, including the minimum tender and majority of the minority conditions described below.

     The purchase price of $2.40 per share represents a 73 percent premium over the closing price of $1.39 on August 12, 2002. Neither the stock purchase agreement nor the tender offer is conditioned on Tiffany & Co. or any of its subsidiaries obtaining any financing or the approval of Little Switzerland's Board of Directors. The stock purchase agreement and the tender offer are, however, subject to the tender of a sufficient number of Little Switzerland shares so that, upon the closing of the tender offer and the stock purchase agreement, Tiffany would beneficially own at least 90% of the outstanding Little Switzerland common stock on a fully-diluted basis. In addition, the stock purchase agreement and the tender offer are subject to the tender of at least a majority of the outstanding Little Switzerland shares, excluding shares beneficially owned by Tiffany, Mr. Holtzman or any of Mr. Holtzman's affiliates.

     Tiffany & Co. expects to commence the tender offer on or soon after August 15, 2002. Tiffany anticipates causing TSAC Corp. to acquire any shares not purchased under the stock purchase agreement and in the tender offer through a "short form" merger at the same cash price per share as the tender offer, so long as the tender offer is successful and Tiffany & Co. beneficially owns at least 90% of the outstanding shares of Little Switzerland Common Stock after its completion, including the shares purchased pursuant to the stock purchase agreement. Lehman Brothers Inc. acted as financial advisor to Tiffany & Co. and will be acting as Dealer Manager for the tender offer.

     If the tender offer is successful, Tiffany & Co. intends to operate Little Switzerland as a separate business unit under the trade name LITTLE SWITZERLAND.

     Little Switzerland, headquartered in St. Thomas, U.S. Virgin Islands, is a specialty retailer of luxury items, operating retail stores primarily in the Caribbean and Alaska. This transaction is expected to result in minimal, if any, dilution to Tiffany's earnings in 2002 and 2003.

     Tiffany & Co. is the internationally renowned jeweler and specialty retailer. Sales are made primarily through company-operated TIFFANY & CO. stores and boutiques in the Americas, Asia-Pacific and Europe. Direct Marketing includes Tiffany Business Sales division, catalog and Internet sales. Additional information can be found on Tiffany's Web site, www.tiffany.com, and on its shareholder information line (800) TIF-0110.

     This press release contains certain "forward-looking" statements concerning expectations, anticipations, beliefs, hopes, intentions, or strategies for the future. Readers are cautioned not to place undue reliance on forward-looking statements. All such forward-looking statements are based upon information available to Tiffany & Co. on the date this release is issued. Tiffany & Co. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF LITTLE SWITZERLAND. TIFFANY & CO. INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO ITS OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF LITTLE SWITZERLAND. BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, ALL STOCKHOLDERS OF LITTLE SWITZERLAND ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT LITTLE SWITZERLAND IS REQUIRED TO FILE WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV, OR BY CONTACTING MORROW & CO., INC. AT 1-800-607-0088.